15048061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2015 WASH., D.C.

SEC FILE NUMBER
8-45583

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reef Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 N. Central Expressway, Suite 400
(No. and Street)

Richardson (City) Texas (State) 75080 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 2/10

OATH OR AFFIRMATION

I, Paul F. Mauceli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Reef Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

CHRISTINA GARCIA
My Commission Expires
June 26, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REEF SECURITIES, INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Reef Securities, Inc.

We have audited the accompanying statement of financial condition of Reef Securities, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reef Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 24, 2015

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

REEF SECURITIES, INC.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$ 105,465
Commission receivable	1,000
Prepaid commission	99,763
Income taxes receivable	70,382
	$ 276,610

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 10,897
Accrued legal expenses	29,359
Federal and state income taxes payable	2,200
Other	150
	42,606
Stockholder's equity	
Common stock, 500,000 shares authorized with $1 par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	107,027
Retained earnings	308,209
Loan to stockholder	(182,232)
Total stockholder's equity	234,004
	$ 276,610

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2014

Revenues		
Commissions and other placement fees	$	1,194,037
Other		257,024
Total revenue		1,451,061
Expenses		
Registration fees		50,906
Salaries		234,938
Professional fees		65,854
Commission expense		859,726
Payroll taxes		66,097
Other expenses		289,514
Total expenses		1,567,035
Income (loss) before income taxes		(115,974)
Provision (benefit) for income taxes		(33,764)
Net income (loss)	$	(82,210)

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock	Addition Paid-in Capital	Retained Earnings	Loan to Stockholder	Total
Balances at December 31, 2013	$ 1,000	$ 107,027	$ 390,419	$ (117,135)	$ 381,311
Loan to stockholder				(65,097)	(65,097)
Net Income (loss)			(82,210)		(82,210)
Balances at December 31, 2014	$ 1,000	$ 107,027	$ 308,209	$ (182,232)	$ 234,004

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Changes in Liabilities Subordinated To Claims of General Creditors
For the Year Ended December 31, 2014

Balance at December 31, 2013	$	--
Increases		--
Decreases		--
Balance at December 31, 2014	$	--

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities		
Net income (loss)	$	(82,210)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in taxes receivable		(72,222)
(Increase) decrease in prepaid commissions		(850)
(Increase) decrease in accrued legal expense		(29,359)
Increase (decrease) in accounts payable and accrued expenses		(7,078)
Net cash provided (used) by operating activities		(171,891)
Cash flows from investing activities		
Net cash provided (used) by investing activities		--
Cash flows from financing activities		
Change in loan to stockholder		(65,097)
Net cash provided (used) by financing activities		(65,097)
Net increase (decrease) in cash		(236,988)
Cash at beginning of year		342,453
Cash at end of year	$	105,465
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	--
Income taxes	$	32,700

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Significant Accounting Policies

Reef Securities, Inc. (the "Company"), was incorporated on February 18, 1993 in the State of Texas as a direct participation broker-dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(i).

The Company acts as a selling agent for Reef Exploration, LP and Reef Oil & Gas Partners, LP ("Reef") in the offering and selling of interests in oil and gas development programs. All of the Company's revenue is derived from this single activity. All of the Company's stock is owned by Paul Mauceli, the brother of Michael Mauceli who serves as the chief executive officer of Reef Exploration, LP, and manager of the general partner of Reef Oil & Gas Partners, LP.

Under an Expense Sharing Agreement, Reef agreed to pay all Overhead Expenses relating to the operations of the Company. These expenses include office space, office furniture, computers, telephone services, general and administrative support, insurance, printing, postage and other ordinary administration and overhead expenses of the Company as recorded on the Schedule of Costs. Reef will also provide the Company all offering materials to be used in conjunction with the offer and sale of interest in Reef programs at no cost. Had this agreement not been in place, the operating results and financial position of the Company might have been significantly different from that if the Company were autonomous.

Commissions' revenue is recognized as follows:

> Prior to the funding of programs reaching certain specified minimum amounts, all proceeds from investors are retained by an escrow agent. Upon minimum funding being achieved, the Company reflects commissions' revenue for capital raised through that period.
>
> After the funding of program minimums are met, the Company reflects commissions' revenue for capital raised in the period received by the program sponsor.

Commissions' expense is reflected when related commissions revenue is earned.

Receivables from employees are generally considered fully collectable. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivable deemed uncollectable are written off against the allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between financial and income tax reporting. The deferred tax asset or liability, as applicable, represents the future tax return consequences of those

Note 1 - Organization and Significant Accounting Policies, continued

differences, which will either be taxable or deductible when the asset or liability is recovered or settled. When applicable, deferred taxes are recognized for operating losses that are available to offset future taxable income.

Management has evaluated the income tax positions taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statement and has determined that no income tax contingencies need to be reflected or disclosed.

Commitment and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2017. The Company is currently assessing the potential impact of this ASU on its financial statements.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of approximately $62,859 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.68 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

REEF SECURITIES, INC.
Notes to Financial Statements
December 31, 2014

Note 4 - Income Taxes

Income tax expense (benefit) for 2014 was composed as follows:

Federal income tax expense (benefit)	$	(38,483)
State income tax expense		4,719
Total	$	(33,764)
Current	$	(33,764)
Deferred		--
Total	$	(33,764)

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax expense returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 5 - Concentration Risk

At various times throughout the year, the Company may have had cash balances in excess of federally insured limits.

Note 6 - Related Party Transaction

During the years, the Company's stockholder has withdrawn funds as prepaid commissions. The amount due to the Company at December 31, 2014, was $182,232. This amount was reflected as a reduction of stockholder equity.

Note 7 - Litigation

The Company is involved in lawsuits and claims in which plaintiffs and claimants are seeking recovery of alleged losses and/or punitive damages against the Company and others. The Company intends to vigorously defend the lawsuits and claims. At this time, management has determined a liability of $29,359 associated with these lawsuits is probable.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2014

Schedule I

REEF SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 234,004
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		$ 234,004
Deductions and/or charges		
Non-allowable assets:		
Prepaid commissions	$ 99,763	
Commission receivable	1,000	
Taxes receivable	70,382	(171,145)
Net capital before haircuts on securities positions		62,859
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		--
Net capital		$ 62,859

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 40,406
Federal and state income taxes payable	2,200
Total aggregate indebtedness	$ 42,606

Schedule I (continued)

REEF SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	2,840
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	57,859
Net capital less greater of 10% of aggregate indebtedness or 120% capital requirement	$	56,859
Ratio: Aggregate indebtedness to net capital		.68 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per Company's (unaudited FOCUS IIA Report	$	92,218
Increase in accrued legal expense		(29,359)
Net capital per audited report	$	62,859

Schedule II

REEF SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Report of Independent Registered Public Accounting Firm on
Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended

December 31, 2014

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
Reef Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Reef Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Reef Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and *(b)* Reef Securities, Inc. stated that Reef Securities, Inc. met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. Reef Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reef Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 24, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

RSI™
REEF SECURITIES, Inc.

Reef Securities, Inc.'s Exemption Report

Reef Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)2(i):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period June 1, 2014 to December 31, 2014 without exception.

Reef Securities, Inc.

I, Paul F. Mauceli, Jr. swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

President

February 9, 2015

1901 N Central Expy, Ste 400
Richardson, TX 75080
Phone: (972) 437-6895
Fax: (972) 994-0369
Toll Free: (800) 422-1606

www.reefogc.com
Member: FINRA and SIPC

Report of Independent Registered Public Account Firm
On the SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2014

ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESSMENT

To the Board of Directors
Reef Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Reef Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Reef Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Reef Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 24, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2876*********************MIXED AADC 220
045583 FINRA DEC
REEF SECURITIES INC
1901 N CENTRAL EXPY STE 400
RICHARDSON TX 75080-3558

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 0.00
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	( )
C.	Less prior overpayment applied	(2,392.44)
D.	Assessment balance due or (overpayment)	(2,392.44)
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0.00
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (2,392.44)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 0.00	
H.	Overpayment carried forward $(2,392.44)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Reef Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 30th day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,451,062

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0.00

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Cover page of Confidential Information Memorandum 1,451,062

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0.00

Total deductions 1,451,062

2d. SIPC Net Operating Revenues $ 0.00

2e. General Assessment @ .0025 $ 0.00

(to page 1, line 2.A.)